Exhibit 3.2

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

AVALARA, INC.

ARTICLE 1. NAME

The name of this corporation is Avalara, Inc.

ARTICLE 2. SHARES

2.1	Authorized Capital Stock

The total number of shares which this corporation is authorized to issue is 620,000,000, consisting of two classes of shares of capital stock to be designated, respectively, “Common Stock,” and “Preferred Stock.” The total number of shares of Common Stock that this corporation shall have authority to issue is 600,000,000, each with a par value of $0.0001. The total number of shares of Preferred Stock that this corporation shall have authority to issue is 20,000,000 shares, each with a par value of $0.0001.

2.2	Preferred Stock

This corporation’s board of directors (the “Board of Directors”) shall have the full authority permitted by law to divide the authorized and unissued shares of Preferred Stock into series, and to provide for the issuance of such shares (in an aggregate amount not exceeding the aggregate number of shares of Preferred Stock authorized by this corporation’s articles of incorporation (as amended or restated from time to time) (the or these “Articles”)), as determined from time to time by the Board of Directors and stated, before the issuance of any shares thereof, in the resolution or resolutions providing for the issuance thereof. The Board of Directors shall have the authority to fix and determine and to amend the number of shares of any series of Preferred Stock that is wholly unissued or to be established and to fix and determine and to amend the designation, preferences, voting powers and limitations, and the relative, participating, optional or other rights, of any series of shares of Preferred Stock that is wholly unissued or to be established, including, without limiting the generality of the foregoing, the voting rights relating to shares of such series of Preferred Stock, the rate of dividend to which holders of shares of such series of Preferred Stock may be entitled, the rights of holders of shares of such series of Preferred Stock in the event of liquidation, dissolution or winding up of the affairs of this corporation, the rights of holders of shares of such series of Preferred Stock to convert or exchange shares of such series of Preferred Stock for shares of any other capital stock or for any other securities, property or assets of this corporation, and whether or not the shares of such series of Preferred Stock shall be redeemable and, if so, the term and conditions of such redemption.

Before this corporation shall initially issue shares of a series of Preferred Stock created under RCW 23B.06.020 (or any successor provision thereto) of the Washington Business Corporation Act, articles of amendment setting forth the terms of such series in a form meeting the requirements of RCW 23B.06.020 shall be filed with the Secretary of State of the State of Washington in the manner prescribed by the Washington Business Corporation Act, and shall be effective without shareholder approval. Unless otherwise specifically provided in the resolution establishing any series of Preferred Stock, the Board of Directors shall further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding.

2.3	Common Stock

The preferences, limitations, voting powers and relative rights of the Common Stock (subject to the preferences and rights of the Preferred Stock as determined by the Board of Directors pursuant to Section 2.2 of these Articles) are as follows:

(a) Voting Rights. Except as otherwise expressly provided in these Articles or required pursuant to RCW 23B.07.210(2), each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held as of the applicable record date on any matter that is submitted to a vote of the shareholders of this corporation (including, without limitation, any matter voted on at a shareholders’ meeting).

(b) Dividends and Distributions. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, shares of Common Stock shall be entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. Subject to the preferences applicable to any series of Preferred Stock, the shares of Common Stock are entitled to the net assets of this corporation upon dissolution in accordance with Chapter 23B.14 of the RCW.

ARTICLE 3. PREEMPTIVE RIGHTS

No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of this corporation, except to the extent provided by written agreement with this corporation.

ARTICLE 4. CUMULATIVE VOTING

The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of this corporation.

ARTICLE 5. DIRECTORS

5.1	Board Size

Except as otherwise provided in these Articles, the total number of authorized directors constituting the Board of Directors shall be fixed from time to time solely by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors.

5.2	Classified Board Structure

From and after the effectiveness of these Amended and Restated Articles of Incorporation (the “Effective Time”), the directors, other than any who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided into three (3) classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of the shareholders following the Effective Time, the term of office of the initial Class II directors shall expire at the second annual meeting of the shareholders following the Effective Time, and the term of office of the initial Class III directors shall expire at the third annual meeting of the shareholders following the Effective Time. At each annual meeting of shareholders, commencing with the first regularly-scheduled annual meeting of shareholders following the Effective Time, each of the persons elected as a director of the Class of directors whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election. Notwithstanding the foregoing provisions of this Article 5, despite the expiration of a director’s term, a director shall continue to serve until his or her successor is duly elected and qualified or until there is a decrease in the size of the Board of Directors. If the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

5.3	Removal

At a meeting of shareholders called expressly for that purpose, one or more directors, including the entire Board of Directors, may be removed only for cause by the holders of the shares entitled to elect the director or directors whose removal is sought if, with respect to a particular director, the number of votes cast to remove the director exceeds the number of votes cast to not remove the director.

5.4	Vacancies

Any vacancies on the Board of Directors resulting from death, resignation, removal or other causes and any newly created directorships resulting from any increase in the number of directors may be filled only by the Board of Directors or, if the directors in office constitute less than a quorum, by the affirmative vote of a majority of the remaining directors or the sole remaining director. The term of a director elected to fill a vacancy expires at the next election of directors by the shareholders.

ARTICLE 6. LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

(a) To the full extent that the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of this corporation shall not be liable to this corporation or its shareholders for monetary damages for conduct as a director.

(b) This corporation shall, to the maximum extent permitted by applicable law, indemnify any individual made a party to a proceeding because that individual is or was a director of this corporation and shall advance or reimburse the reasonable expenses incurred by such individual in advance of final disposition of the proceeding, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 of the Washington Business Corporation Act, or any other limitation which may hereafter be enacted to the extent such limitation may be disregarded if authorized by these Articles.

(c) Any amendments to or repeal of this Article 6 shall not adversely affect any right or protection of a director of this corporation for or with respect to any acts or omissions of such director occurring before such amendment or repeal.

ARTICLE 7. SHAREHOLDER ACTIONS

Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting or a vote if the action is taken by written consent of all shareholders entitled to vote on the action.

ARTICLE 8. AUTHORITY TO AMEND ARTICLES OF INCORPORATION

This corporation reserves the right to amend or repeal any of the provisions contained in these Articles in any manner now or hereafter permitted by the Washington Business Corporation Act or by these Articles and the rights of the shareholders of this corporation are granted subject to this reservation.

8.1	Supermajority Voting

Except as provided in Section 8.2, the amendment or repeal of provisions in any of the following Articles or sections listed in this Section 8.1 shall require the affirmative vote of the holders of not less than two-thirds of all the votes entitled to be cast thereon by the shareholders of this corporation, voting together as a single voting group:

•	Article 5 (“Directors”);

•	Article 6 (“Limitation of Director Liability and Indemnification”);

•	Sections 8.1 and 8.2 of Article 8 (“Authority to Amend Articles of Incorporation”);

•	Article 11 (“Special Meeting of Shareholders”); and

•	Article 12 (“Bylaws”).

8.2	Majority Voting

Notwithstanding the provisions of Section 8.1, an amendment or repeal of provisions in an Article or section identified in Section 8.1 that is approved by a majority of the Continuing Directors (as defined below), voting separately and as a subclass of directors, shall require the affirmative vote of the holders of not less than a majority of all the votes entitled to be cast thereon by the shareholders of this corporation, voting together as a single voting group.

As used in this Article 8, “Continuing Director” means any member of the Board of Directors who was a member of the Board of Directors as of the Effective Time or who is elected to the Board of Directors after the Effective Time upon the recommendation of a majority of the Continuing Directors.

ARTICLE 9. SHAREHOLDER VOTE REQUIRED ON CERTAIN MATTERS

With respect to any proposal or matter presented to shareholders for approval under RCW 23B.11.030, RCW 23B.12.020 or RCW 23.B.14.020, in accordance with RCW 23B.07.270, this corporation’s shareholders may approve the proposal or matter by a majority of the voting group comprising all the votes entitled to be cast on such proposal or matter. This Article 9 is intended to reduce the voting requirements otherwise prescribed by the Washington Business Corporation Act with respect to the foregoing matters.

ARTICLE 10. LIMITATION OF SEPARATE CLASS VOTING TO EXTENT PERMITTED BY LAW

Except (a) to the extent otherwise expressly provided in these Articles with respect to voting or approval rights of a particular class or series of capital stock, (b) as may be fixed or determined with respect to any series of Preferred Stock, or (c) to the extent otherwise provided pursuant to RCW 23B.10.030(3) or RCW 23.B.11.030(3), the holders of each outstanding class or series of shares of this corporation shall not be entitled to vote as a separate voting group (1) on any amendment to these Articles with respect to which such class or series would otherwise be entitled under RCW 23B.10.040(1)(a), (e), or (f) to vote as a separate voting group, or (2) on any plan of merger or share exchange with respect to which such class or series would otherwise be entitled under RCW 23B.11.035 to vote as a separate voting group.

ARTICLE 11. SPECIAL MEETING OF SHAREHOLDERS

The Chairperson of the Board of Directors, the Chief Executive Officer of this corporation, the President of this corporation or the Board of Directors may call special meetings of the shareholders. Special meetings of the shareholders may not be called by the shareholders or any other person or persons, other than as set forth in the first sentence of this Article 11.

ARTICLE 12. BYLAWS

The Bylaws of this corporation may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors, except that the Board of Directors may not amend or repeal any Bylaw that the shareholders have expressly provided, in amending or repealing the Bylaw, may not be amended or repealed by the Board of Directors. The shareholders may also alter, amend and repeal the Bylaws of this corporation or adopt new Bylaws; provided, however, that the affirmative vote of the holders of at least two-thirds of all the votes entitled to be cast by the shareholders of this corporation generally in the election of directors, voting together as a single voting group, shall be required for the shareholders of this corporation to alter, amend or repeal any provision of the Bylaws of this corporation or adopt new Bylaws.

ARTICLE 13. SAVINGS CLAUSE

If any provision of these Articles is declared by a court of competent jurisdiction to be invalid, unenforceable or contrary to applicable law, the remainder of these Articles shall be enforceable in accordance with its terms.

Dated:	AVALARA, INC.

By:
Alesia L. Pinney Executive Vice President, General Counsel and Secretary